                                               Registration No. 2-98l40

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                         Post-Effective Amendment No. 15
                                       to
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.      Exact name of trust:  Separate Account One

B.      Name of depositor:  Hartford Life Insurance Company

C.      Complete address of depositor's principal executive offices:
             P. O. Box 2999
             Hartford, CT  06104-2999

D.      Name and address of agent for service:
             Rodney J. Vessels, Esquire
             Hartford Life Companies
             P. O. Box 2999
             Hartford, CT  06104-2999


 It is proposed that this filing will become effective:
              immediately upon filing pursuant to paragraph (b) of Rule 485
        ----
         X    on (May 1, 1995) pursuant to paragraph (b)(1)(v) of Rule 485
        ----
              60 days after filing pursuant to paragraph (a)(1) of rule 485
        ----
              on May 1, 1995 pursuant to paragraph (a)(1) of Rule 485
        ----
              75 days after filing pursuant to paragraph (a)(2) of Rule 485
        ----
              on_______________ pursuant to paragraph (a)(2) of rule 485
        ----


E.      Title and amount of securities being registered:

        An indefinite amount of Flexible Premium Variable Life Insurance Contracts was previously registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

        The Rule 24f-2 Notice for the Registrant's most recent fiscal year will be filed on or about February 28, 1995.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

H.      Approximate date of proposed public offering:

        As soon as practicable after the effective date of this registration statement. The registrant hereby represents that it is relying on Section (13)(i)(B) of Rule 6e-3(T).

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS

        Item No. of
        FORM N-8B-2              CAPTION IN PROSPECTUS
        -----------              ---------------------

        1.                       Cover page

        2.                       Cover page

        3.                       Not applicable

        4.                       The Company; Distribution of the Contracts

        5.                       Summary - Separate Account One; Separate
                                 Account One - General

        6.                       Separate Account One - General

        7.                       Not required by Form S-6

        8.                       Not required by Form S-6

        9.                       Legal Proceedings

        10. Summary; Separate Account One - Funds; The Contract - Application for a Contract; Contract Benefits and Rights; Other Matters - Voting Rights, Dividends

        11.                      Summary; Separate Account One - Funds

        12.                      Summary; Separate Account One - Funds

        13. Contract Deductions and Charges; Distribution of the Contracts; Federal Tax Considerations

        14.                      The Contract - Application for a Contract

        15.                      The Contract - Allocation of Premium
                                 Payments

        16. Separate Account One - Funds; The Contract - Allocation of Premium Payments

Item No. of
FORM N-8B-2                      CAPTION IN PROSPECTUS
- -----------                      ---------------------

   17. Summary; Contract Benefits and Rights - Cash Value and Amount Payable on Surrender of the Contract, Cancellation and Exchange Rights

   18. Separate Account One - Funds; Contract Deduction and Charges; Federal Tax Considerations

   19.                             Other Matters - Statements to Contract Owners

   20.                             Not applicable

   21.                             Contract Benefits and Rights - Contract Loans

   22.                             Not applicable

   23.                             Safekeeping of Separate Account Assets

   24.                             Other Matters - Assignment

   25.                             The Company

   26.                             Not applicable

   27.                             The Company

   28.                             The Company; Management

   29.                             The Company

   30.                             Not applicable

   31.                             Not applicable

   32.                             Not applicable

   33.                             Not applicable

   Item No. of
   FORM N-8B-2                     CAPTION IN PROSPECTUS
   -----------                     ---------------------

   34.                             Not applicable

   35.                             Distribution of the Contracts

   36.                             Not required by Form S-6

   37.                             Not applicable

   38.                             Distribution of the Contracts

   39.                             The Company; Distribution of the Contracts

   40.                             Not applicable

   41.                             The Company; Distribution of the Contracts

   42.                             Not applicable

   43.                             Not applicable

   44.                             The Contract - Allocation of Premium Payments

   45.                             Not applicable

   46.                             Contract Benefits and Rights - Cash Value

   47.                             Separate Account One - Funds

   48.                             Cover page; The Company

   49.                             Not applicable

   50.                             Separate Account One - General

   51. Summary; The Company; The Contract; Contract Benefits and Rights; Other Matters - Beneficiary

   Item No. of
   FORM N-8B-2                     CAPTION IN PROSPECTUS
   -----------                     ---------------------

   52.                             Separate Account One - Funds, Investment
                                   Adviser

   53.                             Federal Tax Considerations

   54.                             Not applicable

   55.                             Not applicable

   56.                             Not required by Form S-6

   57.                             Not required by Form S-6

   58.                             Not required by Form S-6

   59.                             Not required by Form S-6

HARTFORD LIFE INSURANCE COMPANY    The Hartford's BUILDER
P. O. BOX 2999
Flexible Premium
HARTFORD, CT  06104-2999           Variable Life Insurance Contracts
TELEPHONE (800) 843-5433


This Prospectus describes The Hartford's Builder, flexible premium variable life insurance contracts (the "Contracts", and each individually a "Contract") offered by Hartford Life Insurance Company ("Hartford Life") to applicants age 75 and under. Applicants age 76 to 80 may apply for a Contract with the prior approval of Hartford Life. The Contracts are no longer being issued by Hartford Life.


A Contract Owner may choose the amount of initial premium desired and, within limits, the initial death benefit. Generally, the minimum initial premium Hartford Life will accept is $10,000. Hartford Life may accept less than $10,000 under certain circumstances. The initial premium will be allocated to Hartford Money Market Fund, Inc., and after the Right to Cancel Period has expired, to one or more of the funds as specified in the Contract Owner's
application.   The funds presently are:  Hartford Advisers Fund, Inc.; Hartford
Aggressive Growth Fund, Inc.; Hartford Bond Fund, Inc.; Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., HVA Money Market Fund, Inc.; Hartford Mortgage Securities Fund, Inc., and Hartford Stock Fund, Inc.

There is no guaranteed minimum cash value for a Contract. The cash value of a Contract will vary up or down to reflect the investment experience of the Funds to which the premium payment(s) has been allocated and the Contract Owner bears the investment risk for all amounts so allocated. The Contract will remain in effect so long as the cash value less any contingent deferred sales charges and premium tax charges and less any outstanding loan(s) is sufficient to pay certain monthly charges imposed in connection with the Contract.

The Contracts provide for an initial death benefit (the "Initial Death Benefit") which is the minimum death benefit under the Contract. The death benefit (the "Death Benefit") may be greater than the Initial Death Benefit. The cash value will and, under certain circumstances the Death Benefit of the Contract may, increase or decrease depending on the investment experience of the Funds to which the premium payment(s) has been allocated. However, as long as the Contract is in force, the Death Benefit will never be less than the Initial Death Benefit. At the death of the Insured, we will pay the death proceeds (the "Death Proceeds") to the Beneficiary. The Death Proceeds equal the Death Benefit less any indebtedness under the Contract.

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 1, 1995.

                                 TABLE OF CONTENTS
                                 -----------------
                                                                            PAGE


SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

SEPARATE ACCOUNT ONE . . . . . . . . . . . . . . . . . . . . . . . . .

   General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Funds   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Investment Adviser. . . . . . . . . . . . . . . . . . . . . . . . .

THE CONTRACT . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Application for a Contract. . . . . . . . . . . . . . . . . . . .

   Allocation of Premium Payments. . . . . . . . . . . . . . . . . .

   Accumulation Unit Values  . . . . . . . . . . . . . . . . . . . .

DEDUCTIONS AND CHARGES . . . . . . . . . . . . . . . . . . . . . . .

   Monthly Deductions. . . . . . . . . . . . . . . . . . . . . . . .

   State Premium Tax Charge. . . . . . . . . . . . . . . . . . . . . .

   Charges Against the Separate Account. . . . . . . . . . . . . . . .

   Charges Against the Funds   . . . . . . . . . . . . . . . . . . . .

   Contingent Deferred Sales Charge. . . . . . . . . . . . . . . . . .

CONTRACT BENEFITS AND RIGHTS . . . . . . . . . . . . . . . . . . . . .

   Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Guaranteed Death Benefit. . . . . . . . . . . . . . . . . . . . . .

   Cash Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                 TABLE OF CONTENTS
                                                                          PAGE


   Transfer of Cash Value. . . . . . . . . . . . . . . . . . .

   Contract Loans. . . . . . . . . . . . . . . . . . . . . . .

   Amount Payable on Surrender of the Contract . . . . . . . .

   Benefits at Maturity. . . . . . . . . . . . . . . . . . . .

Lapse and Reinstatement. . . . . . . . . . . . . . . . . . . .

Cancellation and Exchange Rights . . . . . . . . . . . . . . .

Suspension of Valuation, Payments and Transfers. . . . . . . .

Special Provisions . . . . . . . . . . . . . . . . . . . . . .

OTHER MATTERS. . . . . . . . . . . . . . . . . . . . . . . . .

   Voting Rights . . . . . . . . . . . . . . . . . . . . . . .

   Statements to Contract Owners . . . . . . . . . . . . . . .

   Limit on Right to Contest . . . . . . . . . . . . . . . . .

   Misstatement as to Age. . . . . . . . . . . . . . . . . . .

   Payment Options . . . . . . . . . . . . . . . . . . . . . .

   Beneficiary . . . . . . . . . . . . . . . . . . . . . . . .

   Assignment. . . . . . . . . . . . . . . . . . . . . . . . .

   Dividends . . . . . . . . . . . . . . . . . . . . . . . . .

EXECUTIVE OFFICERS AND DIRECTORS . . . . . . . . . . . . . . .

DISTRIBUTION OF THE CONTRACTS. . . . . . . . . . . . . . . . .

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS . . . . . . . . .

                                 TABLE OF CONTENTS
                                                                          PAGE


FEDERAL TAX CONSIDERATIONS . . . . . . . . . . . . . . .

   General . . . . . . . . . . . . . . . . . . . . . . .

   Taxation of Hartford Life and Separate Account One. .

   Taxation of Contract Benefits . . . . . . . . . . . .

   Proposed Federal Tax Legislation. . . . . . . . . . .

   Diversification Requirements. . . . . . . . . . . . .

LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . .

LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . .

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . .

REGISTRATION STATEMENT . . . . . . . . . . . . . . . . .

APPENDIX A . . . . . . . . . . . . . . . . . . . . . . .

The Contracts may not be available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

                                  SPECIAL TERMS



As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

CASH VALUE: The current value of Accumulation Units plus the value of the Loan Accounts under the Contract.

CODE:  The Internal Revenue Code of 1986, as amended.

CONTRACT DATE: A date not later than 3 business days after receipt of the initial premium at The Hartford's Home Office.

CONTRACT OWNER: The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

CONTRACT VALUE: The Cash Value less any applicable contingent deferred sales charge, all indebtedness and any premium tax charge due and unpaid.

CONTRACT YEARS:  Annual periods computed from the Contract Date.

COVERAGE AMOUNT: The amount of Hartford Life Insurance Company's insurance risk at any time.

DEATH BENEFIT: The greater of (1) the Initial Death Benefit specified in the Contract or (2) the Cash Value on the date of death multiplied by a stated percentage as specified in the Contract.

DEATH PROCEEDS: The amount which we will pay on the death of the Insured. This equals the Death Benefit less any indebtedness.

FUNDS: The registered management investment companies in which assets of the Separate Account may be invested.

GUIDELINE SINGLE PREMIUM: The "Guideline Single Premium" as defined in Section 7702 of the Internal Revenue Code of 1986 as amended.

INSURED:  The person on whose life the Contract is issued.

LOAN ACCOUNTS: Two accounts established for any amounts transferred from the Sub-Accounts as a result of requested loans. These accounts credit fixed rates of interest and are not based on the investment experience of the Separate Account.

MONTHLY ANNIVERSARY DAY: The day of each month on which all charges are deducted from the Cash Value of the Contract. Monthly Anniversary Days occur on the same day of the month as the Contract Date.

SEPARATE ACCOUNT: An account established by Hartford Life Insurance Company to separate the assets funding the Contracts from other assets of Hartford Life Insurance Company; in this case, "Separate Account One".

SUB-ACCOUNT: The subdivisions of the Separate Account which are used to allocate a Contract Owner's Cash Value less indebtedness among the Funds.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                                     SUMMARY



THE CONTRACT

The flexible premium variable life insurance contracts offered by this Prospectus are funded by Separate Account One, a separate account established by Hartford Life pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. Separate Account One is presently comprised of eight sub-accounts (the "Sub-Accounts" and each individually a "Sub-Account"), each of which invests exclusively in one of the underlying Funds. If an initial premium is submitted with an application for a Contract, it will be allocated, within 3 business days of receipt at Hartford Life's Home Office, to Hartford Money Market Fund, Inc. After the expiration of the Right to Cancel Period, the values in Hartford Money Market Fund, Inc. will be allocated to one or more of the Funds as specified in the Contract Owner's application. The Contracts are credited with units ("Accumulation Units") in each selected Sub-Account, the assets of which are invested in the applicable Fund. A Contract Owner may transfer the cash values among the Funds subject to a transfer charge. See "The Contract - Allocation of Premium Payments", page __ and "Contract Benefits and Rights - Cancellation and Exchange Rights", page __.

The Contracts are first and foremost life insurance contracts with death benefits, cash values, and other features traditionally associated with life insurance. The Contracts are called "variable" because, unlike the fixed benefits of an ordinary whole life insurance contract, the cash value will, and under certain circumstances the Death Benefit of the Contract may, increase or decrease depending on the investment experience of the Funds to which the premium payment(s) has been allocated. However, as long as the contract remains in force, the Death Benefit will never be less than the Initial Death Benefit. See "Contract Benefits and Rights -- Death Benefit", page __ .

SEPARATE ACCOUNT

Separate Account One is a separate account established by Hartford Life pursuant to the insurance laws of the State of Connecticut and organized as a registered unit investment trust under the Investment Company Act of 1940. Separate Account One is presently comprised of eight Sub-Accounts, each of which invests exclusively in one of the Funds. Each Fund is organized as a corporation under the laws of the State of Maryland and is a diversified open-end management investment company registered under the Investment Company Act of 1940. Such registration does not involve supervision of the management or investment practices or policies by the Commission. The shares of the Funds are sold to Separate Account One and to other separate accounts of Hartford Life or its affiliates which fund similar insurance or annuity products.

Currently, the Funds are Hartford Advisers Fund, Inc., Hartford Aggressive Growth Fund, Inc., Hartford Bond Fund, Inc., Hartford Index Fund, Inc., and Hartford International Opportunities Fund, Inc., HVA Money Market Fund, Inc., Hartford Mortgage Securities Fund, Inc., and Hartford Stock Fund, Inc., Applicants should read the Prospectuses for each of the Funds accompanying this

Prospectus in connection with the purchase of a Contract. The investment objectives of each of the Funds are as set forth in "Separate Account One," page __.

The investment adviser for all the Funds is The Hartford Investment Management Company, Inc., a wholly-owned subsidiary of Hartford Life Insurance Company. The Hartford Investment Management Company, Inc. retains a sub-investment adviser with respect to some of the Funds. See "Separate Account One," page __ .

PREMIUM

Normally, a large initial premium payment will be made under these Contracts. Generally, there is a minimum premium requirement of $10,000. Hartford Life may allow initial premiums below $10,000 under certain circumstances. Hartford Life requires that the Contract Owner choose a minimum initial premium payment of 80, 90 or 100% of the Guideline Single Premium (based on the Initial Death Benefit). Hartford Life may require up to 100% of the Guideline Single Premium for an applicant to be eligible for modified guaranteed or simplified underwriting, which generally involves fewer underwriting requirements and does not entail a medical examination. Additional premium payments may be made if such additional payments comply with the tax qualification guidelines for life insurance under the Internal Revenue Code of 1986, as amended. Hartford Life may require evidence of insurability for any additional premium payments which increase the Coverage Amount.

The payment of additional premium (or repayment of loans) will be permissible if there is inadequate Contract Value to meet the monthly Deduction Amount which is described below in "Deductions and Charges," page __ .

No premium payment will be accepted which does not meet the tax qualification guidelines for life insurance under the Internal Revenue Code of 1986, as amended.

DEDUCTIONS AND CHARGES

Hartford Life will deduct a cost of insurance charge on the Contract Date and on each Monthly Anniversary Day a Deduction Amount. These deductions will be made on a pro rata basis from each of the Sub-Accounts attributable to the Contract. In addition, Hartford Life will deduct charges for state premium taxes pro rata from the Sub-Accounts on the thirteenth Monthly Anniversary Day following receipt of premium, or if earlier, upon surrender of the Contract. The Deduction Amount will vary from month to month and includes cost of insurance charges and administrative charges incurred in connection with a Contract. If the Contract Value is not sufficient to cover a Deduction Amount due on any Monthly Anniversary Day, the Contract may lapse. See "Deductions and Charges - Monthly Deductions", page __ and "Contract Benefits and Rights - Lapse and Reinstatement," page __ .

In addition to the foregoing, Hartford Life will assess a charge against the assets of Separate Account One, calculated as a percentage of such assets, to cover Hartford Life's assumption of mortality and expense risks. Such charges will be made pro rata from the Sub-Accounts. Hartford Life may also set up a provision for income taxes against the assets of Separate Account One. See "Deductions and Charges - Charges Against The Separate Account", page __ and "Federal Tax Considerations," page __ .

Applicants should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges assessed against the assets of each of the Funds.

DEATH BENEFIT

The Contracts provide for an Initial Death Benefit which is the minimum Death Benefit under the Contract. There is no provision for applied for increases in the Death Benefit. The Death Benefit may be greater than the Initial Death Benefit. At the death of the Insured, we will pay the Death Proceeds to the Beneficiary. The Death Proceeds equal the Death Benefit less any indebtedness under the Contract. See "Contract Benefits and Rights - Death Benefit," page __.

CASH VALUE

As with many other types of insurance contracts, each Contract will have a cash value ("Cash Value"). The Cash Value of the Contract will increase or decrease to reflect the investment experience of the Funds applicable to the Contract and deductions for the monthly Deduction Amount. There is no minimum guaranteed Cash Value and the Contract Owner bears the risk of the investment in the Funds. See "Contract Benefits and Rights - Cash Value," page __.

CONTRACT LOANS

A Contract Owner may obtain one or both of two types of cash loans from Hartford Life. Both types of loans are secured by the Contract. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the Cash Value less any contingent deferred sales charge and less any unpaid premium tax charge. See "Contract Benefits and
Rights - Contract Loans," page   .

LAPSE

Under certain circumstances a Contract may terminate if the Contract Value on any Monthly Anniversary Day is less than the required Monthly Deduction Amount. On Contracts issued after February 1, 1987 and for an initial Premium Payment equal to 100% of the Guideline Single Premium, a termination may occur only if the total indebtedness equals or exceeds the Cash Value less any deferred expense and premium tax charges. In either event, Hartford Life will give written notice to the Contract Owner and a 61 day grace period during which additional amounts may be paid to continue the Contract.

See "Contract Benefits and Rights - Contract Loans," page ____ and "Lapse and Reinstatement," page ___ .

CANCELLATION AND EXCHANGE RIGHTS

An applicant has a limited right to return his or her Contract for cancellation. If the applicant returns the Contract, by mail or hand delivery, to Hartford Life or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the applicant, or within 45 days after completion of the application, or within 10 days after mailing or personal delivery of the notice of cancellation right, whichever is latest (subject to applicable state regulation), Hartford Life will return to the applicant within 7 days thereafter, an amount equal to the greater of the premiums paid for the Contract or the sum of (1) the difference between the premium paid, including any Contract fees or other charges, and the amounts allocated to the Separate Account, (2) the value of the amounts allocated to the Separate Account on the date the returned Contract is received by Hartford Life or its agent and, (3) any Contract fees and other charges imposed on amounts allocated to the Separate Account.

In addition, once the Contract is in effect it may be exchanged at any time during the first 24 months after its issuance for a permanent life insurance contract on the life of the Insured without submitting proof of insurability. See "Contract Benefits and Rights - Cancellation and Exchange Rights," page ___.

TAX CONSEQUENCES

The current Federal tax law generally excludes all death benefit payments from the gross income of the Contract Beneficiary. See "Federal Tax Considerations," page ___.

                                 THE COMPANY

Hartford Life Insurance Company was originally incorporated under the laws of Massachusetts on June 5, 1902. It was subsequently redomiciled to Connecticut. It is a stock life insurance company engaged in the business of writing health and life insurance, both ordinary and group, in all states of the United States and the District of Columbia. Hartford Life is ultimately one hundred percent owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford Fire Insurance Company is a subsidiary of ITT Corporation. Hartford Life Insurance Company has an A++ (superior) rating from A.M. Best and Company, Inc. and Standard and Poor's (AA+) rating on the basis of its claims paying ability.



These ratings do not apply to the performance of the Separate Account. However, the contractual obligations under this, the Contracts are the general obligations of Hartford Life. These ratings do apply to Hartford
Life's ability to meet its insurance obligations under the contract.

Hartford Life is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with that Commissioner on or before March 1 in each year covering the operations of Hartford Life for the preceding year and its financial condition on December 31 of such year. Its books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners ("NAIC") at least once in every four years. In addition, Hartford Life is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance contracts. Hartford Life is also subject to various Federal and state securities laws and regulations.

                              SEPARATE ACCOUNT ONE

GENERAL

Separate Account One is a separate account of Hartford Life established on May 20, 1985 pursuant to the insurance laws of the State of Connecticut and organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Under Connecticut law, the assets of Separate Account One are held exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. The assets for Separate Account One are not chargeable with liabilities arising out of any other business which Hartford Life may conduct.

FUNDS

The assets of each Sub-Account of Separate Account One are invested exclusively in one of the Funds. A Contract Owner may allocate premium payments among the Funds. Contract Owners should review the following brief descriptions of the investment objectives of each of the Funds in connection with that allocation. There is no assurance that any of the Funds will achieve its stated objectives. Contract Owners are also advised to read the prospectuses for each of the Funds accompanying this Prospectus for more detailed information.

HARTFORD ADVISERS FUND, INC.

   To achieve maximum long term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments. The investment adviser will vary the investments of the Fund among equity and debt securities and money market instruments depending upon its analysis of market trends. Total rate of return consists of current income, including dividends, interest and discount accruals and capital appreciation.

HARTFORD AGGRESSIVE GROWTH FUND, INC.

   To achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

HARTFORD BOND FUND, INC.

   To achieve maximum current income consistent with preservation of capital by investing primarily in bonds.

HARTFORD INDEX FUND, INC.

   To provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by, nor affiliated with, Standard & Poor's Corporation. Hartford Index Fund, Inc. is not available under contracts issued prior to May 1, 1987 unless requested in writing by a Contract Owner.

HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.

   To achieve long-term total return consistent with prudent investment risk through investment primarily in equity securities issued by foreign companies.


HVA MONEY MARKET FUND, INC.

   To achieve maximum current income consistent with liquidity and preservation of capital by investing in money market securities.

HARTFORD MORTGAGE SECURITIES FUND, INC.

   To achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association ("GNMA").

HARTFORD STOCK FUND, INC.

   To achieve long-term capital growth primarily through capital appreciation, with income a secondary consideration, by investing in equity-type securities.

All of the Funds are organized as corporations under the laws of the State of Maryland and are registered as diversified open-end management companies under the Investment Company Act of 1940. Each Fund continually issues an unlimited number of full and fractional shares of beneficial interest in the Fund. Such shares are offered to separate accounts, including Separate Account One, established by Hartford Life or one of its affiliated companies specifically to fund the Contracts and other contracts issued by Hartford Life or its affiliates as permitted by the Investment Company Act of 1940.

It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither Hartford Life nor the Funds currently foresees any such disadvantages either to variable life insurance Policyowners or to variable annuity Contract Owners, the Funds' Board of Directors intends to monitor events in order to identify any material conflicts between such Policyowners and Contract Owners and to determine what action, if any, should be taken in response thereto. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Hartford Life will bear the attendant expenses.

All investment income of and other distributions to each Sub-Account of Separate Account One arising from the applicable Fund are reinvested in shares of that Fund at net asset value. The income and both realized gains or losses on the assets of each Sub-Account of Separate Account One are therefore separate and are credited to or charged against the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of Hartford Life. Hartford Life will purchase shares in the Funds in connection with premium payments allocated to the applicable Sub-Account in accordance with Contract Owners directions and will redeem shares in the Funds to meet Contract obligations or make adjustments in reserves, if any. The Funds are required to redeem Fund shares at net asset value and to make payment within seven days.

Hartford Life reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for Separate Account One and its Sub-Accounts which fund the Contracts. If shares of any of the Funds should no longer be available for investment, or if, in the judgment of Hartford Life's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Contracts, Hartford Life may substitute shares of another Fund for shares already purchased, or to be purchased in the future, under the Contracts. No substitution of securities will take place without notice to and consent of Contract Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Contract Owner approval, Hartford Life also reserves the right to end the registration under the Investment Company Act of 1940 of Separate Account One or any other separate accounts of which it is the depositor which may fund the Contracts.

Each Fund is subject to certain investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectuses for each of the Funds.

INVESTMENT ADVISER

The investment adviser for each of the Funds is The Hartford Investment Management Company, Inc. ("HIMCO" or the "Adviser"), a wholly-owned subsidiary of Hartford Life. HIMCO was organized under the laws of the State of Connecticut in October of 1981. HIMCO also serves as investment adviser to several other Hartford Life sponsored funds which are also registered with the Securities and Exchange Commission. Hartford Life is ultimately owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford Fire Insurance Company is a subsidiary of ITT Corporation. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser provides investment advice and, in general, supervises the management and investment program of Hartford Bond Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., HVA Money Market Fund, Inc., and Hartford Mortgage Securities Fund, Inc., pursuant to an Investment Advisory Agreement entered into with each of these funds for which HIMCO receives a fee. HIMCO also supervises the investment programs of Hartford Advisers Fund, Inc., Hartford Aggressive Growth Fund, Inc., and Hartford Stock Fund, Inc., pursuant to an Investment Management Agreement for which HIMCO receives a fee. In addition, with respect to these three funds, HIMCO has a Sub-Investment Advisory Agreement with Wellington Management Company ("Wellington") to provide an investment program to HIMCO for utilization by HIMCO in rendering services to these funds. Wellington is a professional investment counseling firm which provides investment services to investment companies, other institutions and individuals. Wellington organized as a private Massachusetts partnership and its predecessor organizations have provided investment advisory services to investment companies since 1933 and to investment counseling clients since 1960. See the accompanying prospectuses for each of the Funds for a more complete description of the Adviser and Sub-Investment Adviser and their respective fees.


                                  THE CONTRACT


APPLICATION FOR A CONTRACT

Individuals wishing to purchase a Contract must submit an application to Hartford Life. An applicant may choose the amount of the initial premium desired and, within limits, the Initial Death Benefit. A Contract generally will be issued only on the lives of insureds age 75 and under who supply evidence of insurability satisfactory to Hartford Life. Applicants age 76 to 80 may apply for a Contract with the prior approval of Hartford Life. Acceptance is subject to Hartford Life's underwriting rules and Hartford Life reserves the right to reject an application for any reason. No change in the terms or conditions of a Contract will be made without the consent of the Contract Owner.

The Contract will be effective on the Contract Date only after Hartford Life has received all outstanding delivery requirements and received the initial premium. The Contract Date is the date used to determine all future cyclical transactions on the Contract, e.g., Monthly Anniversary Day, Contract Months and Contract Years. The Contract Date may be prior to, or the same as, the date the Contract is issued (the "Issue Date").

ALLOCATION OF PREMIUM PAYMENTS

Within three business days of receipt of a completed application and the initial premium at Hartford Life's Home Office, Hartford Life will allocate the entire premium to Hartford Money Market Fund, Inc. After the expiration of the Right To Cancel Period the account value in Hartford Money Market Fund, Inc. will be allocated among the Funds (in whole percentages of 20% or more) to purchase Accumulation Units in the applicable Sub-Accounts as the Contract Owner directs in the application. Premium payments received on or after the expiration of the Right to Cancel Period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Contract Owner or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Contract (including the initial allocation to Hartford Money Market Fund, Inc.) will be determined first by multiplying the premium payment by the percentage to be allocated to each Fund to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the then Accumulation Unit Value of that particular Sub-Account next computed following receipt of the payment.

ACCUMULATION UNIT VALUES

The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gains by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period and subtracting from that amount the amount of any charges assessed during the Valuation Period then ending. (See "Deductions and Charges - Charges Against The Separate Account," page ___.) Applicants should refer to the Prospectuses for each of the Funds which accompany this prospectus for a description of how the assets of each Fund are valued since such determination has a direct bearing on the Accumulation Unit Value of the Sub-Account and therefore the Cash Value of a Contract. See ALSO, "Contract Benefits and Rights - Cash Value," page ___.

All valuations in connection with a Contract, e.g., with respect to determining Cash Value and Contract Value and in connection with Contract Loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium payment, other than the initial premium payment, will be made on the date the request or payment is received by Hartford Life at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.


                             DEDUCTIONS AND CHARGES


MONTHLY DEDUCTIONS

On the Contract Date Hartford Life will deduct a cost of insurance charge and, on each Monthly Anniversary Day after the Contract Date, Hartford Life will deduct an amount (the "Deduction Amount") to cover certain charges and expenses incurred in connection with a Contract including the cost of insurance charges. The first cost of insurance charge and each monthly Deduction Amount will be deducted pro rata from each of the Sub-Accounts attributable to the Contract such that the proportion of Cash Value of the Contract attributable to each Sub-Account remains the same before and after the deduction. The amount of the Deduction Amount will vary from month to month. The following is a summary of the monthly deductions and charges which constitute the Deduction Amount:

COST OF INSURANCE CHARGE

   The cost of insurance charge is to cover Hartford Life's anticipated mortality costs. This charge is equal to the Coverage Amount on the Contract Date or any Monthly Anniversary Day, multiplied by a monthly "cost of insurance rate," i.e., a monthly rate charged for each dollar of insurance coverage. For standard risks, the cost of insurance rate will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Table. A table of guaranteed cost of insurance rates per $1,000 will be included in each Contract; however, Hartford Life reserves the right to use rates less than those shown in the table. Substandard risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table. The multiple will be based on the insured's risk class. Hartford Life will determine the cost of insurance rate at the start of each Contract Year.
   Any changes in the cost of insurance rate will be made uniformly for all insureds in the same risk class.

   The Coverage Amount is first set on the Contract Date and then on each Monthly Anniversary Day. On such days it is equal to the Initial Death Benefit less the Cash Value subject to a Minimum Coverage Amount adjustment. The Coverage Amount remains level between the Monthly Anniversary Days.

   The Coverage Amount may be adjusted to continue to qualify the Contracts as life insurance contracts under the current Federal tax law. Under that law, the Minimum Coverage Amount is equal to a stated percentage of the Cash

   Value of the Contract determined on each Monthly Anniversary Day. The percentages vary according to the attained age of the Insured and are specified in the Contracts.

              EXAMPLE:

              Initial Death Benefit = $100,000
              Cash Value on the Monthly Anniversary Day = $30,000
              Insured's attained age = 40
              Minimum Coverage Amount percentage for age 40 = 150%

              On the Monthly Anniversary Day, the Coverage Amount is equal to $70,000. This is calculated by subtracting the Cash Value on the Monthly Anniversary Day ($30,000) from the Initial Death Benefit ($100,000), subject to a possible Minimum Coverage Amount adjustment. This Minimum Coverage Amount is determined by taking a percentage of the Cash Value on the Monthly Anniversary Day.
              In this case, the Minimum Coverage Amount is $45,000 (150% of $30,000). Since $45,000 is less than the Initial Death Benefit less the Cash Value ($70,000), no adjustment is necessary. Therefore, the Coverage Amount will be $70,000.

              Assume that the Cash Value in the above example was $50,000. In this event the Minimum Coverage Amount would be $75,000 (150% of $50,000). Since this is greater than the Initial Death Benefit less the Cash Value ($50,000), the Coverage Amount for the Contract Month is $75,000. (For an explanation of the Death
              Benefit, see "Contract Benefits and Rights" on page    .)

Because the Cash Value and, as a result, the Coverage Amount under a Contract may vary from month to month, the cost of insurance charge may also vary on each Monthly Anniversary Day.

ADMINISTRATIVE AND OTHER EXPENSE CHARGES AGAINST SUB-ACCOUNTS: Hartford Life will assess a monthly charge against each Sub-Account in Separate Account One to compensate Hartford Life for administrative costs in connection with the Contracts. In a Contract's first Contract Year the charge is $2.50 per $1,000 of Initial Death Benefit. This charge will be a minimum of $100 with a maximum of $500 and will be deducted at the rate of 1/11 of the total annual charge for eleven months beginning on the first Monthly Anniversary Day. In each Contract Year thereafter the charge is $75 per Contract deducted as 1/12 on each Monthly Anniversary Day. These charges cover the average expected cost for these expenses and are guaranteed not to increase. If the amount deducted for these expenses is insufficient, the loss is borne by Hartford Life. If the deduction is more than sufficient, the excess will be a profit to Hartford Life. These charges are deducted pro rata in proportion to the amount in each Sub-Account.

STATE PREMIUM TAX CHARGE

On the thirteenth Monthly Anniversary Day following receipt of each premium payment or upon surrender of the Contract, if earlier, Hartford Life will deduct a charge of 2.5% of each premium payment to cover state premium taxes. These taxes vary from state to state and the 2.5% charge is a countrywide average.


CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

   A daily charge is deducted from Separate Account One for mortality and expense risks assumed by Hartford Life. This charge will be at an annual rate of 0.90% and is allocated to Hartford Life's general account. Hartford Life may profit from this charge. See also, "Contract Benefits and Rights - Cash Value," page ___.

   The mortality risk assumed is that the actual cost of insurance charges specified in the Contract will be insufficient to meet actual claims. Hartford Life also assumes the risk of the Guaranteed Death Benefit provision. See "Contract Benefits and Rights -- Guaranteed Death Benefit", page ___. Hartford Life also assumes a risk that the Initial Death Benefit (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Cash Value on the date Hartford Life receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract.

TAXES

   Currently, no charge is made to Separate Account One for Federal income taxes that may be attributable to Separate Account One. Hartford Life may, however, make such a charge in the future. Charges for other taxes, if any, attributable to Separate Account One may also be made.

CHARGES AGAINST THE FUNDS

Separate Account One purchases shares of the Funds at net asset value. The net asset value of the Fund shares reflects investment advisery fees and administrative expenses already deducted from the assets of the Funds. These charges are described in the prospectus for the Funds.

CONTINGENT DEFERRED SALES CHARGE

Upon surrender of the Contract, a contingent deferred sales charge may be assessed. In Contract Years 1 through 5 this charge is 5% of all premium payments made. For Contract Years 6 through 10, this charge declines by 1/12th of 1% each Monthly Anniversary Day after Contract Year 5 reaching 0% by the end of Contract Year 10. This charge is to cover a portion of the sales expense incurred by Hartford Life in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses.

EXAMPLE:

   Assume a Contract Owner has paid $25,000 in premium. Upon surrender of the Contract at the end of 8 years and 3 months, Hartford Life would impose a contingent deferred sales charge of 1.75% or $437.50. This is calculated by reducing the 5% charge by 1/12 of 1% for each of the 39 months since the end of Contract Year 5, i.e. 5% - 39/12% or 5% - 3.25% = 1.75%.

See "Contract Benefits and Rights - Amount Payable on Surrender of the Contract," page ___.

                          CONTRACT BENEFITS AND RIGHTS

DEATH BENEFIT

The Contracts provide for the payment of the Death Proceeds to the named Beneficiary when the Insured under the Contract dies. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any loans outstanding. The Death Benefit equals the greater of (1) the Initial Death Benefit or (2) the Cash Value multiplied by a specified percentage. The percentages vary according to the attained age of the Insured and are specified in the Contract.
Therefore, an increase in Cash Value may increase the Death Benefit. However, because the Death Benefit will never be less than the Initial Death Benefit, a decrease in Cash Value may decrease the Death Benefit but never below the Initial Death Benefit.

   EXAMPLES:

                                           A               B
                                       --------        --------
   Initial Death Benefit:              $100,000        $100,000
   Insured's Age:                            40              40
   Cash Value on Date of Death:          46,500          34,000
   Specified Percentage                     250%            250%

   In Example A, the Death Benefit equals $116,250, i.e., the greater of $100,000 (the Initial Death Benefit) or $116,250 (the Cash Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding loans constitutes the Death Proceeds which we would pay to the Beneficiary.

   In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Initial Death Benefit) or $85,000 (the Cash Value of $34,000 multiplied by the specified percentage of 250%).

All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters - Payment Options," page ___.

GUARANTEED DEATH BENEFIT

Provided that the Contract Owner pays an initial premium payment equal to 100% of the Guideline Single Premium (based on the initial Death Benefit), Hartford Life guarantees that the contract will stay in force (with a minimum death benefit equal to the Initial Death Benefit) until the contract maturity date unless the aggregate amount of all outstanding loan(s) exceeds the Cash Value of the contract less any contingent deferred sales charges and unpaid premium taxes. This provision applies only to contracts issued on or after February 2, 1987 and in states other than New York. This provision will be effective as of the Contract Date once the New York State Insurance Department approves this provision.


CASH VALUE

As with traditional life insurance, each Contract will have a Cash Value. The Cash Value of a Contract changes on a daily basis and will be computed on each Valuation Day. The Cash Value will vary to reflect the investment experience of the Funds, the value of the Loan Accounts and the monthly Deduction Amounts. There is no minimum guaranteed Cash Value.

The Cash Value of a particular Contract is related to the net asset value of the Funds to which premium payments on the Contract have been allocated. The Cash Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Contract in each Sub-Account as of the Valuation Day by the then Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts credited to the Contract and the value of the Loan Accounts. See "The Contract - Accumulation Unit Values," page
___.

TRANSFER OF CASH VALUE

As long as the Contract remains in effect, the Contract Owner may request that $2,000 or more of the Cash Value of a particular Sub-Account be transferred to other Sub-Accounts. If the entire value of a Sub-Account is being transferred and its value is less than $2,000, this limit will be waived. Upon transfer, the minimum amount remaining in a Sub-Account must be $500. Hartford Life reserves the right to restrict the number of such transfers. However, there are no restrictions on the number of transfers at the present time. Transfers may be made by written request or by calling toll free 1-800-227-1369.

As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Date Hartford Life receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred, less the Transfer Charge, by the Accumulation Unit Value of that Sub-Account on the Valuation Date Hartford Life receives the transfer request.

A Transfer Charge of $15.00 will be deducted out of the total amount transferred for Contracts issued prior to February 2, 1987. This charge covers the average expected cost for transfers. Amounts transferred from Hartford Money Market Fund, Inc. to other Sub-Accounts at the expiration of the Right to Cancel Period, transfers incident to contract loans, transfers upon maturity of a Series of Hartford Zero Coupon Treasury Fund, Inc. and transfers made under Contracts applied for after February 2, 1987, will not be subject to a Transfer Charge.

CONTRACT LOANS

As long as the Contract is in effect, a Contract Owner may obtain, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), one or both of two types of cash loans from Hartford Life. Both types of loans are secured by the Contract. The aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the Cash Value less any contingent deferred sales charge and less any unpaid premium tax charge at the time a loan is requested.

Once each year after the first Contract Year (for contracts issued prior to February 2, 1987, and for New York State contracts limited to the 30 day period immediately following the Contract Anniversary), ten percent (10%) of the initial premium may be borrowed subject to a minimum of $1,000 or, if less, 10% of the initial premium. The amount of the loan will be transferred on a pro rata basis from each of the Sub-Accounts attributable to the Contract (unless the Contract Owner specifies otherwise) to a loan account ("Loan Account A") and credited with interest at the rate of 6% per annum. The loan will bear interest at the rate of 6% per annum.

At any time, a cash loan may be obtained in an amount no less than $1,000. The amount of the loan will be transferred on a pro rata basis from each of the Sub-Accounts attributable to the Contract (unless the Contract Owner specifies otherwise) to a loan account ("Loan Account B") and credited with interest at the rate of 6% per annum. The loan will bear interest at the rate of 8% per annum.

If at any time the aggregate amount of all outstanding loan(s) secured by the Contract exceeds the Cash Value of the Contract less any contingent deferred sales charges and unpaid premium tax charges, Hartford Life will give written notice to the Contract Owner that unless Hartford Life receives an additional payment within 61 days to reduce the aggregate amount of the outstanding loan(s) secured by the Contract, the Contract may lapse.

All or any part of any loan secured by a Contract may be repaid while the Contract is still in effect. When loan repayments or interest payments are made, the amount of the repayment will be allocated among the Sub-Account(s) from which, and in the same percentages as, the loan was originally deducted (unless the Contract Owner requests a different allocation) and an amount equal to the payment will be deducted first from Loan Account B (until exhausted) and then from Loan Account A. Any outstanding loan at the end of a Grace Period must be repaid before the Contract will be reinstated. See "Contract Benefits and Rights - Lapse and Reinstatement," page ___.

A loan, whether or not repaid, will have a permanent effect on the Cash Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than 6% per annum, which is the annual interest rate for funds held in either of the two Loan Accounts, a Contract Owner's Cash Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than 6% per annum, the Contract Owners Cash Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate amount of all outstanding loan(s) will reduce the Death Proceeds and Contract Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT

As long as the Contract is in effect, a Contract Owner may elect, without the consent of the Beneficiary (provided the designation of Bbeneficiary is not irrevocable), to fully surrender the Contract. Upon surrender, the Contract Owner will receive the Contract Value determined as of the day Hartford Life receives the Contract Owner's written request or the date requested by the Contract Owner whichever is later. The Contract Value equals the Cash Value less any contingent deferred sales charges, any outstanding loans and any premium tax charges due and unpaid. Hartford Life will pay the Contract Value of the Contract within seven days of receipt by Hartford Life of the written request or on the date requested by the Contract Owner, whichever is later. The Contract will terminate on the date of receipt of the written request, or the date the Contract Owner requests the surrender to be effective, whichever is later. No partial surrenders or splitting of the Contract is allowed.

BENEFITS AT MATURITY

If the Insured is living on the "Maturity Date" (the anniversary of the Contract Date on which the Insured is age 95), on surrender of the Contract to Hartford Life, Hartford Life will pay to the Contract Owner the Contract Value. On the Maturity Date, the Contract will terminate and Hartford Life will have no further obligations under the Contract.


LAPSE AND REINSTATEMENT

A. Contracts issued prior to February 2, 1987, and for New York State contracts, (see "Special Provisions", page ___.)

   The Contract will remain in effect until the Contract Value is insufficient to cover a Deduction Amount due on a Monthly Anniversary Day. In that event, Hartford Life will give written notice to the Contract Owner that if an amount shown in the notice (which will be sufficient to cover the Deduction Amount(s) due) is not paid within 61 days (the "Grace Period"), there is a danger of lapse.

B. Contracts issued on or after February 2, 1987.

   If the Contract Owner pays an initial premium payment equal to 100% of the Guideline Single Premium, the Contract will remain in effect until total indebtedness equals or exceeds the Cash Value less any deferred expense and premium tax charges. If the Contract Owner pays an initial premium payment less than 100% of the Guideline Single Premium, the Contract will remain in effect until the Contract Value on any Monthly Anniversary Day is less than the required monthly Deduction Amount. In either event, Hartford Life will give written notice to the Contract Owner that if an amount shown in the notice (repayment of indebtedness and/or payment of premium of three monthly Deduction Amount(s)) is not paid within 61 days (the "Grace Period"), the Contract will terminate.

For all Contracts:

The Contract will continue through the Grace Period, but if no payment is forthcoming, it will terminate at the end of the Grace Period. If the person insured under the Contract dies during the Grace Period, the Death Proceeds payable under the Contract will be reduced by the amount of the Deduction Amount(s) due and unpaid. (See "Contract Benefits and Rights - Death Benefit," page ___.)

If the Contract lapses, the Contract Owner may apply for reinstatement of the Contract by payment of the reinstatement premium (and any applicable charges) shown in the Contract. A request for reinstatement may be made at any time within five years of lapse. If a loan was outstanding at the time of lapse, Hartford Life will require repayment of the loan before permitting reinstatement. In addition, Hartford Life reserves the right to require evidence of insurability satisfactory to Hartford Life.

CANCELLATION AND EXCHANGE RIGHTS

An Applicant has a limited right to return a Contract for cancellation. If the Contract is returned, by mail or personal delivery to Hartford Life or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the Contract Owner, or within 45 days of completion of the Contract application, or within 10 days after mailing or personal delivery of the notice of cancellation right (whichever is latest, and subject to applicable state regulation), Hartford Life will return to the Applicant within 7 days an amount equal to the greater of premiums paid for the Contract or the sum of (1) the difference between the premium paid, including any Contract fees or other charges, and the amounts allocated to the Separate Account, (2) the value of the amounts allocated to the Separate Account on the date the returned Contract is received by Hartford Life or its agent and, (3) any Contract fees and other charges imposed on amounts allocated to the Separate Account.

Once the Contract is in effect, it may be exchanged at any time during the first 24 months after its issuance, for a non-variable flexible premium adjustable life insurance contract offered by Hartford Life (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new contract will have, at the election of the Contract Owner, either a Coverage Amount equal to the Coverage Amount under the exchanged contract on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged contract. If a contract loan was outstanding, the entire loan must be repaid. There may be a cash adjustment required on the exchange.

SUSPENSION OF VALUATION, PAYMENTS AND TRANSFERS

Hartford Life will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Commission has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

SPECIAL PROVISIONS

  NEW YORK STATE CONTRACTS

The following changes are applicable to contracts issued in the State of New York only:

1. The Contracts described in this Prospectus are redesignated as "Modified Single Premium Variable Life Insurance with Limited Premium Flexibility".

2. Under "Cancellation and Exchange Rights" on page ___, an additional option is provided so that a Contract Owner may also elect a Coverage Amount or Death Benefit, as applicable, less than that provided under the exchanged Contract subject to Hartford Life's minimum amount requirements.

3. The paragraph under "Suspension of Valuation, Payments and Transfers" on page ___ is amended to read as follows: "Hartford Life will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency as declared by the Securities and Exchange Commission until such condition has ended."

4. The Guaranteed Death Benefit described on page ___ and the changes noted in Lapse (page ___ ), Lapse and Reinstatement (page ___ ) and Contract Loans (page ___ and ___ ) will be added by rider when approval is obtained from the New York State Insurance Department.

   When approved, the rider will be effective as of the Contract Date only for those contracts issued on or after February 2, 1987.

                                  OTHER MATTERS

VOTING RIGHTS

In accordance with its view of presently applicable law, Hartford Life will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Contract Owners (or the assignee of the Contract, as the case may be) having a voting interest in Separate Account One. The number of shares held in the Separate Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Funds. Hartford Life will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (i.e. shares owned by Hartford Life) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if Hartford Life's present interpretation should change and, as a result, Hartford Life determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

The voting interests of the Contract Owner (or the assignee) in the Funds will be determined as follows: Contract Owners may cast one vote for each full or fractional Accumulation Unit owned under the Contract and allocated to a Sub-Account the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Sub-Account(s) to the Loan Account(s) in connection with the loan (see "Contract Benefits and Rights - Contract Loans," page ___ ) will not be considered in determining the voting interests of the Contract Owner. Contract Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which shareholders may vote.

Hartford Life may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisery contract for the Funds.

In addition, Hartford Life itself may disregard voting instructions in favor of changes initiated by a Contract Owner in the investment policy or the investment adviser of the Funds if Hartford Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event Hartford Life does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS

Hartford Life will maintain all records relating to Separate Account One and the Sub-Accounts. At least once each Contract Year, Hartford Life will send to Contract Owners a statement showing the Coverage Amount and the Cash Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Sub-Account and the corresponding Accumulation Unit Value), and the amount of any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premium paid, and Deduction Amounts under the Contract since the last statement, and any other information required by any applicable law or regulation.

LIMIT ON RIGHT TO CONTEST

Hartford Life may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Coverage Amount as a result of a premium payment is contestable for 2 years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the Cash Value less any indebtedness.

MISSTATEMENT AS TO AGE

If the age of the Insured is incorrectly stated, the amount of Death Benefit will be appropriately adjusted as specified in the Contract.

PAYMENT OPTIONS

Proceeds under the Contracts may be paid in a lump sum or may be applied to one of Hartford Life's payment options. The minimum amount that may be placed under a payment option is $5,000 unless Hartford Life consents to a lesser amount. Once payments under options 2, 3 or 4 commence, no surrender of the Contract may be made for the purpose of receiving a lump sum settlement in lieu of the annuity payments. The following options are available under the Contracts.

   FIRST OPTION -- Interest Income

   Payments of interest at the rate we declare, but not less than 3 1/2% per year, on the amount applied under this option.

   SECOND OPTION -- Income of Fixed Amount

   Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3 1/2% per year, is exhausted. The final payment will be for the balance remaining.

   THIRD OPTION -- Payments for a Fixed Period

   An amount payable monthly for the number of years selected which may be from 1 to 30 years.

   FOURTH OPTION -- Life Income

   LIFE ANNUITY - an annuity payable monthly during the lifetime of the Annuitant and terminating with the last monthly payment due preceding the death of the Annuitant.

   LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN - an annuity providing monthly income to the Aannuitant for a fixed period of 120 months and for as long thereafter as the Annuitant shall live.

The Tables in the Contract provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the four Payment Options. Under the Fourth Option, the amount of each payment will depend upon the age of the annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, Hartford Life may make payments less often.

The Table for the Fourth Option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3.5% per annum. The Tables for the First, Second and Third Options are based on a net investment rate of 3.5% per annum. Hartford Life may, however, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four Payment Options.

Hartford Life will make any other arrangements for income payments as may be agreed on.

BENEFICIARY

The applicant names the Beneficiary in the application for the Contract. The Contract Owner may change the Beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford Life. If no Beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Contract Owner if living; otherwise to the Contract Owner's estate.

ASSIGNMENT

The Contract may be assigned as collateral for a loan or other obligation. Hartford Life is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

No dividends will be paid under the Contracts.

                        EXECUTIVE OFFICERS AND DIRECTORS


                                                          OTHER BUSINESS
                                                       PROFESSION, VOCATION
                                                         OR EMPLOYMENT FOR
                           POSITION WITH HLIC,         PAST 5 YEARS; OTHER
NAME, AGE                  YEAR OF ELECTION                DIRECTORSHIPS
- ---------                  -------------------         ---------------------
Louis J. Abdou             Vice President, 1987        Vice President
52                                                     (1987-Present),
                                                       Hartford Insurance Company.

David H. Annis,            Vice President, 1994        Vice President (1994-
43                                                     Present); Assistant Vice
                                                       President (1986-1994).


Paul J. Boldischar,        Vice President, 1992        Senior Vice President and
Jr., 53                                                Director, Operations ITT
                                                       Hartford Life and Annuity
                                                       Insurance Company, 1994;
                                                       Senior Vice President and
                                                       Director of National
                                                       Service Center, ITT Life
                                                       Insurance Corporation
                                                       (1987-1992).


Wendell J. Bossen          Vice President, 1992**      President (1992-Present),
61                                                     International Corporate
                                                       Marketing Group, Inc.;
                                                       Executive Vice President
                                                       (1984-1992), Mutual Benefit.


Peter W. Cummins           Vice President, 1989        Vice President,Individual
57                                                     Annuity Operations (1989-
                                                       Present), Hartford
                                                       Life Insurance Company.


Julianna B. Dalton         Vice President, 1992        Vice President,
39                                                     (1992-Present); Assistant
                                                       Vice President, (1989-1992);
                                                       Director of Research,
                                                       (1987-1989) Hartford Life
                                                       Insurance Company.


Ann M. deRaismes           Vice President, 1994        Vice President, (1994)
44                                                     Assistant Vice President
                                                       (1992-1994); Director of
                                                       Human Resources
                                                       (1991-Present); Assistant
                                                       Director of Human Resources
                                                       (1987-1991), Hartford Life
                                                       Insurance Company.



                                                             OTHER BUSINESS
                                                          PROFESSION, VOCATION
                                                            OR EMPLOYMENT FOR
                            POSITION WITH HLIC,           PAST 5 YEARS; OTHER
NAME, AGE                   YEAR OF ELECTION                 DIRECTORSHIPS
- ---------                   -------------------           --------------------
Allen J. Duoma, M.D.        Medical Director,             Medical Director (1993-
49                          1993                          Present), Employee
                                                          Benefits Division,
                                                          Hartford Life
                                                          Insurance Company;
                                                          Medical Director
                                                          (1990-1993),
                                                          Travelers' Managed
                                                          Disability Services;
                                                          Medical Director
                                                          (1988-1990), Center for
                                                          Corporate Health.


Donald R. Frahm             Chairman and Chief            Chairman and Chief
63                          Executive Officer,            Executive Officer of the
                            1988                          Hartford Insurance Group
                                                          (1988-Present).


Bruce D. Gardner            General Counsel, 1991         General Counsel Corporate
44                          and Coporate Secretary        Secretary(1991-Present)
                                                          Corporate Secretary
                                                          (1988- Present);
                                                          Associate General Counsel
                                                          (1988-1991); Counsel,
                                                          (1986-1988) Hartford Life
                                                          Insurance Company.


Joseph H. Gareau            Executive Vice President      Executive Vice President and
47                          and Chief Investment          Chief Investment Officer,
                            Officer, 1993                 (1993-Present), Hartford Life
                                                          Insurance Co.; Senior Vice
                                                          President and Chief
                                                          Investment Officer
                                                          (1992-1993), ITT
                                                          Hartford's Property-Casualty
                                                          Companies.


J. Richard Garrett          Vice President, 1988          Vice President and
49                          & Treasurer                   Treasurer (1988-Present),
                                                          Hartford Insurance Group.


John P. Ginnetti            Executive Vice                Executive Vice President,
48                          President and Director        1994; Senior Vice President,
                            Asset Management              (1988-1994); General Counsel
                            Services, 1994                and Corporate Secretary of
                                                          Hartford Life Insurance
                                                          Company (l982-1988).


                                                               OTHER BUSINESS
                                                            PROFESSION, VOCATION
                                                              OR EMPLOYMENT FOR
                              POSITION WITH HLIC,           PAST 5 YEARS; OTHER
NAME, AGE                     YEAR OF ELECTION                  DIRECTORSHIPS
- ---------                     -------------------           ---------------------
Lois W. Grady                 Vice President, 1993          Vice President
50                                                          (1993-Present);
                                                            Assistant Vice President
                                                            (1988-1993), Hartford Life
                                                            Insurance Company.

David A. Hall                 Senior Vice President         Senior Vice President and
40                            and Actuary, 1992             Actuary of Hartford Life
                                                            Insurance Company
                                                            (1992-Present).


Joseph Kanarek                Vice President, 1991          Vice President
47                                                          (1991-Present);
                                                            Director (1992-Present),
                                                            Hartford Life Insurance
                                                            Company.


Kevin L. Kirk                 Vice President, 1992          Vice President
43                                                          (1992-Present);
                                                            Assistant Vice President;
                                                            Assistant Director (1985-
                                                            1992), Asset Management
                                                            Services, Hartford Life
                                                            Insurance Company
                                                            (1985-1992).


Andrew W. Kohnke              Vice President, 1992          Vice President
36                                                          (1992-Present);
                                                            Assistant Vice President
                                                            (1989-1992); Investment
                                                            Officer (1987-1989), Hartford
                                                            Life Insurance Company.

Steven M. Maher               Vice President and            Vice President and Actuary
40                            Actuary, 1993                 (1993-Present); Assistant
                                                            Vice President (1987-1993),
                                                            Hartford Life Insurance
                                                            Company.


William B. Malchodi,          Vice President and            Director of Taxes (1992-
Jr., 44                       Director of Taxes             Present), Hartford Insurance
                              1992                          Company.


                                                                OTHER BUSINESS
                                                             PROFESSION, VOCATION
                                                               OR EMPLOYMENT FOR
                              POSITION WITH HLIC,            PAST 5 YEARS; OTHER
NAME, AGE                     YEAR OF ELECTION                   DIRECTORSHIPS
- ---------                     -------------------            ---------------------
Thomas M. Marra               Senior Vice President          Senior Vice President,
36                            and Actuary, 1994              1994; Vice President (1989-
                              Director, ILAD                 1994); Director of Individual
                                                             Annuities (1991-Present);
                                                             Assistant Vice President
                                                             (1989); Actuary (1987-1989),
                                                             Hartford Life Insurance
                                                             Company.


David J. McDonald             Senior Vice President,         Senior Vice President and
58                            1986                           Director, Asset Management
                                                             Services (1986-Present); Vice
                                                             President (1980-1986),
                                                             Hartford Insurance Company.


Kevin A. North                Vice President, 1991           Vice President, Hartford
42                                                           Insurance Group and Director
                                                             of Real Estate (1991-Present);
                                                             Vice President and Deputy
                                                             Director of Real Estate
                                                             (1989-1991); Assistant Vice
                                                             President and Deputy Director
                                                             of Real Estate (1987-1989).


Joseph J. Noto                Vice President, 1989           Vice President
42                                                           (1989-Present),
                                                             Hartford Life Insurance
                                                             Company; Controller (1983-
                                                             1989), Personal Lines
                                                             Insurance Center; Vice
                                                             President (1986-1989),
                                                             Personal Lines Insurance
                                                             Center; Controller (1987-
                                                             1989), Personal Lines Market
                                                             Segment, Hartford Fire.


Leonard E. Odell,             Senior Vice President,         Senior Vice President (1994-
Jr., 49                       1994                           Present); Vice President
                                                             (1982-1994); Actuary (1976-
                                                             1982), Hartford Life
                                                             Insurance Company.

                  EXECUTIVE OFFICERS AND DIRECTORS (Continued)



                                                                 OTHER BUSINESS
                                                              PROFESSION, VOCATION
                                                                OR EMPLOYMENT FOR
                              POSITION WITH HLIC,             PAST 5 YEARS; OTHER
NAME, AGE                     YEAR OF ELECTION                    DIRECTORSHIPS
- ---------                     -------------------             ---------------------
Michael C.O'Halloran          Vice President &                Vice President & Senior
46                            Senior Associate                Associate General Counsel
                              General Counsel, 1988           and Director (1988-Present),
                                                              Law Department, Hartford Fire
                                                              Insurance Company.


Craig D. Raymond              Vice President and              Vice President and Chief
33                            Chief Actuary, 1994             Actuary, 1994; Vice President
                                                              and Actuary (1993-1994);
                                                              Assistant Vice President and
                                                              Actuary (1992-1993); Actuary
                                                              (1989-1992), Hartford Life
                                                              Insurance Company; Consultant,
                                                              Tillinghast/Towers Ferrin
                                                              (1988-1989).


Lowndes A. Smith              President and Chief             President and Chief
55                            Operating Officer, 1989         Operating Officer (1989-
                                                              Present), Hartford Life
                                                              Insurance Company; Senior
                                                              Vice President and Group
                                                              Controller; Vice President
                                                              and Group Controller
                                                              (1980-1987), Hartford
                                                              Insurance Group.


Edward J. Sweeney             Vice President, 1993            Vice President
38                                                            (1993-Present);
                                                              Chicago Regional Manager
                                                              (1985-1993), Hartford Life
                                                              Insurance Company.


James E. Trimble              Vice President and              Vice President
38                            Actuary, 1990                   (1990-Present);
                                                              Assistant Vice President
                                                              (1987-1990), Hartford Life
                                                              Insurance Company.



                                                                 OTHER BUSINESS
                                                              PROFESSION, VOCATION
                                                                OR EMPLOYMENT FOR
                              POSITION WITH HLIC,             PAST 5 YEARS; OTHER
NAME, AGE                     YEAR OF ELECTION                    DIRECTORSHIPS
- ---------                     -------------------             ---------------------
Raymond P. Welnicki,          Senior Vice                     Senior Vice President
46                            President, 1994                 1994, Vice President
                                                              (1993-Present) Hartford Life
                                                              Insurance Company; Board of
                                                              Directors, Ethix Corp.,
                                                              formerly employed
                                                              by Aetna Life & Casualty.


James J. Westervelt,          Vice President and              Vice President and Group
47                            Group Controller, 1989          Controller, (1989-Present);
                                                              Assistant Vice President and
                                                              Assistant Controller (1983-
                                                              1989), Hartford Insurance
                                                              Group.


Lizabeth H. Zlatkus,          Vice President, 1994            Vice President (1994);
36                                                            Assistant Vice President
                                                              (1992-1994); Hartford Life
                                                              Insurance Company; formerly
                                                              Director, Hartford Insurance
                                                              Group.


Donald J.Znamierowski,        Vice President and              Vice President and Director
60                              Director of                   of Strategic Operations,
                                Strategic Operations,         1994; Vice President and
                                1994                          Comptroller (1986-1994);
                                                              Assistant Vice President and
                                                              Comptroller (1976-1986);
                                                              Director (1976-1986), Hartford Life Insurance
                                                              Company, Hartford Life &
                                                              Accident Insurance Company,
                                                              ITT Hartford Life & Annuity
                                                              Insurance Company, and Ally
                                                              Canada.




- --------------------------------------
* Denotes date of election to Board of Directors.
**ITT Hartford Affiliated Company.

  DISTRIBUTION OF THE CONTRACTS


Hartford Life intends to sell the Contracts in all jurisdictions where it is licensed to do business. The Contracts will be sold by life insurance sales representatives who represent Hartford Life and who are registered representatives of certain broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance contracts under applicable Federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. The maximum sales commission payable to Hartford Life agents, independent registered insurance brokers, and other registered broker-dealers is 6% of initial premium and 2.5% of any subsequent premiums. The maximum renewal commission is .2 of 1% of the unloaned Cash Value on each Contract Anniversary.

 SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

The assets of the Separate Account are held by Hartford Life. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford Life. Hartford Life maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by Hartford Life's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate amount of $50 million, covering all of the officers and employees of Hartford Life.

                           FEDERAL TAX CONSIDERATIONS


GENERAL

BECAUSE OF THE COMPLEXITY OF THE LAW AND THE FACT THAT THE TAX RESULTS WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon Hartford Life's understanding of current Federal income tax laws as they are currently interpreted.

TAXATION OF HARTFORD LIFE AND SEPARATE ACCOUNT ONE

Separate Account One is taxed as a part of Hartford Life which is taxed as a life insurance company in accordance with the Life Insurance Company Income Tax Act of 1959 (Part 1 of Subchapter L of the Code). Accordingly, Separate Account One will not be taxed as a "regulated investment company" under subchapter M of the Code. Investment income and realized capital gains on the assets of Separate Account One (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Contract Benefits and Right - Cash Value", on page ___). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

Hartford Life does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to Separate Account One. Based upon these expectations, no charge is currently being made to Separate Account One for Federal income taxes. If Hartford Life incurs income taxes attributable to Separate Account One or determines that such taxes will be incurred, it may assess a charge for taxes against Separate Account One.

TAXATION OF CONTRACT BENEFITS

The Contracts should be treated as life insurance contracts for Federal income tax purposes under Section 7702 of the Code. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary. Also, the Contract Owner is not deemed to be in constructive receipt of the Cash Value, including increments thereon, under a Contract until actual surrender thereof.
Section 7702 of the Code added by the Tax Reform Act of 1984 imposes certain conditions with respect to the premiums received under the Contract. Hartford Life intends to monitor the premiums to assure compliance.

Hartford Life also believes that any loan received under a Contract will be treated as indebtedness of the Contract Owner, and that no part of any loan under a Contract will constitute income to the Contract Owner. A surrender or assignment of the Contract may have tax consequences depending upon the circumstances. Contract Owners should consult qualified tax advisers concerning the effect of such changes.

Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Contract proceeds depend on the circumstances of each Contract Owner or Beneficiary.

MODIFIED ENDOWMENT CONTRACTS

A loan, distribution or other amount received under a "modified endowment contract" will be taxed to the extent of accumulated income in the Contract (generally, the excess of cash value over premiums paid). A Contract will be treated as a "modified endowment contract" under Section 7702(A) of the Internal Revenue Code if it meets the definition of life insurance in Section 7702 and fails the "seven-pay test" of Section 7702(A). The "seven-pay test" provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using certain computational rules. The computational rules for the "seven-pay test" are described in Section 7702(b)(2) except that the death benefit provided under the contract in the first year of the contract shall be deemed provided until the deemed maturity date of the contract. In computing the premiums under the "seven-pay test," expense charges are not taken into account and mortality charges must be reasonable as required by the Technical and Miscellaneous Revenue Act of 1988.

Any amounts which are taxable withdrawals under a "modified endowment contract" will be subject to a 10% excise tax with certain exceptions. A new determination of whether the policy should be treated as a "modified endowment contract" under Section 7702(A) will be required at any time the policy undergoes a "material change" which includes increases in death benefits. Additional premium payments may cause the start of a new seven-year period with the taxation of distributions and loans.

Distributions and loans will be subject to the rules under Section 7702(A) only in the year in which the Contract becomes a "modified endowment contract" and thereafter, except that distributions and loans made in anticipation of the Contract becoming a "modified endowment contract" (distributions made within two years of a contract failing the "seven-pay test" under Section 7702(A) are deemed to be in anticipation) will be taxed. If the contract satisfies the seven-pay test for seven years, distributions and loans made after the seven year period will not generally be subject to the new tax rules. A material change could, however, occur any time within the first seven years or thereafter and future taxation of distributions and loans would depend on whether the Contract satisfied the new "seven-pay test" from the time of the material change.

All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified contract for the purpose of determining the taxable portion of any loan or distributions.

DIVERSIFICATION REQUIREMENTS

Section 817 of the Code provides that a variable life insurance contract (other than a pension plan contract) will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury. If a Contract is not treated as a life insurance contract, the Contract Owner will be subject to income tax on the annual increases in cash value. The Treasury has issued diversification regulations which, among other things, require that no more than 55% of the assets of mutual fund (such as the Hartford Life mutual funds) underlying a variable life insurance contract, be invested in any one investment. All securities issued by the same issuer are considered one investment. Each government agency or instrumentality is treated as separate issuer. Securities issued, guaranteed or insured by the Federal Government or one of its instrumentalities are considered to be one investment under these regulations. If the diversification standards are not met, non-pension Contract Holders will be subject to current tax on the increase in cash value in the Contract.

                                LEGAL PROCEEDINGS



There are no pending material legal proceedings affecting the Contracts, Separate Account One or any of the Funds.

                                  LEGAL MATTERS




Legal matters in connection with the issue and sale of flexible premium variable life insurance contracts described in this Prospectus and the organization of Hartford Life, its authority to issue the Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law and legal matters relating to the Federal securities and income tax laws have been passed on by the General Counsel of Hartford Life.

                                     EXPERTS



The audited financial statements for Hartford Life included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report hereon, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The hypothetical Contract illustrations included in this Prospectus and Registration Statement have been approved by Thomas M. Marra, FSA, MAAA, Vice President and Actuary for Hartford Life, and are included in reliance upon his opinion as to their reasonableness.


                             REGISTRATION STATEMENT



A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning Separate Account One, the Funds, Hartford Life, and the Contracts.

                                    APPENDIX A
                            ILLUSTRATIONS OF BENEFITS


The tables in Appendix A illustrate the way in which a Contract operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equivalent to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000 (100% of the Guideline Single Premium) for insureds ages 5, 25, 40, and 55 (male or female) and initial death benefits of $233,500, $105,799, $54,099, and $28,800 respectively.

The death benefit and surrender value for a Contract would be different from those shown if the actual rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Contract years. They would also differ if any contract loan were made during the period of time illustrated.

The illustrations assume the cost of insurance charges are based on guaranteed cost of insurance rates. The death benefits and surrender values would be greater if the cost of insurance charges actually deducted were based on lower cost of insurance rates.

The amounts shown for the death benefit and surrender value as of the end of each Contract year take into account (1) the daily charge for mortality and expense risks in Separate Account One equivalent to an effective annual charge of .90% of the average daily value of the assets in Separate Account One attributable to the Contracts; and (2) an estimated daily charge equivalent to an effective annual charge of .65% of the average daily net assets of the Funds for investment advisory and administrative services fees. The actual charge will be determined by the Fund or Funds chosen. The annual charges for the Funds are .425% for the Money Market, U.S. Government Money Market, Mortgage Securities and; .50% for the Bond and Stock Funds; .750% for the Advisers and Aggressive Growth Funds and .375% for the Index Fund. Taking into account these charges (1 and 2 above), the gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equivalent to net annual investment return rates of: -1.55%, 4.45% and 10.45% respectively.

In addition the death benefit and surrender value as of the end of each Contract Year take into account: (1) a premium tax charge of 2.5% of each premium (deducted on the 13th month following receipt of each premium); (2) an administrative charge of $2.50 per $1,000 of initial death benefit (with a minimum of $100 and a maximum of $500) for the first Contract year and $75 for each subsequent Contract Year; and (3) any Contingent Deferred Sales Charge which may be applicable in the first 10 Contract Years.

The hypothetical returns shown in the tables are without any tax charges that may be attributable to Separate Account One in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges - Charges Against The Separate Account - Taxes," page___ ).

The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if an amount equal to the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

Hartford Life will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, initial death benefit or initial premium requested, and reflecting guaranteed cost of insurance rates. Hartford Life Insurance Company will also furnish an additional similar illustration reflecting current cost of insurance rates which may be less than, but never greater than, the guaranteed cost of insurance rates.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO HARTFORD LIFE INSURANCE COMPANY
SEPARATE ACCOUNT ONE AND TO THE
OWNERS OF UNITS OF INTEREST THEREIN:

We have audited the accompanying statement of assets and liabilities of Hartford Life Insurance Company Separate Account One as of December 31, 1994, and the related statement of operations for the year then ended and statement of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company Separate Account One as of December 31, 1994, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles.

Hartford, Connecticut
February 10, 1995                                            Arthur Andersen LLP

SEPARATE ACCOUNT ONE

HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1994

                                                                        MONEY
                                        BOND FUND       STOCK FUND   MARKET FUND
                                       SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT
                                     ---------------   ------------  -----------
ASSETS:
Investments:
  Hartford Bond Fund, Inc.
    Shares  1,609,459
    Cost  $ 1,594,953
    Market Value...................  $1,490,391            --            --
  Hartford Stock Fund, Inc.
    Shares  1,332,445
    Cost  $ 3,155,902
    Market Value...................       --           $3,732,792        --
  HVA Money Market Fund, Inc.
    Shares  3,076,986
    Cost  $ 3,076,986
    Market Value...................       --               --        $3,076,986
  Hartford Advisers Fund, Inc.
    Shares  8,744,694
    Cost  $11,289,464
    Market Value...................       --               --            --
  Hartford Aggressive Growth Fund,
    Inc.
    Shares  1,955,419
    Cost  $ 3,735,624
    Market Value...................       --               --            --
  Hartford Mortgage Securities
    Fund, Inc.
    Shares  3,386,099
    Cost  $ 3,655,473
    Market Value...................       --               --            --
  Hartford Index Fund, Inc.
    Shares  115,186
    Cost  $ 134,234
    Market Value...................       --               --            --
  Due from Hartford Life Insurance
    Company........................       86,241              747        14,277
  Receivable from fund shares
    sold...........................       --               --            --
                                     ---------------   ------------  -----------
  Total Assets.....................   $1,576,632        3,733,539     3,091,263
                                     ---------------   ------------  -----------
LIABILITIES:
  Due to Hartford Life Insurance
    Company........................       --               --            --
  Payable for fund shares
    purchased......................       86,241              747        16,967
                                     ---------------   ------------  -----------
  Total Liabilities................       86,241              747        16,967
                                     ---------------   ------------  -----------
  Net Assets (variable life
    insurance contract liabilities)   $1,490,391       $3,732,792    $3,074,296
                                     ---------------   ------------  -----------
                                     ---------------   ------------  -----------
Units Owned by Participants........      846,268        1,531,788     1,968,023
Unit Price.........................   $ 1.761134       $ 2.436886    $ 1.562124

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                        MORTGAGE
                                                         AGGRESSIVE    SECURITIES
                                       ADVISERS FUND    GROWTH FUND       FUND        INDEX FUND
                                        SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                       -------------    -----------    -----------    -----------
ASSETS:
Investments:
  Hartford Bond Fund, Inc.
    Shares  1,609,459
    Cost  $ 1,594,953
    Market Value...................       --               --            --               --
  Hartford Stock Fund, Inc.
    Shares  1,332,445
    Cost  $ 3,155,902
    Market Value...................       --               --            --               --
  HVA Money Market Fund, Inc.
    Shares  3,076,986
    Cost  $ 3,076,986
    Market Value...................       --               --            --               --
  Hartford Advisers Fund, Inc.
    Shares  8,744,694
    Cost  $11,289,464
    Market Value...................  $13,995,707           --            --               --
  Hartford Aggressive Growth Fund,
    Inc.
    Shares  1,955,419
    Cost  $ 3,735,624
    Market Value...................       --           $5,592,265        --               --
  Hartford Mortgage Securities
    Fund, Inc.
    Shares  3,386,099
    Cost  $ 3,655,473
    Market Value...................       --               --        $3,333,208           --
  Hartford Index Fund, Inc.
    Shares  115,186
    Cost  $ 134,234
    Market Value...................       --               --            --           $ 175,336
  Due from Hartford Life Insurance
    Company........................       --                1,271           610           --
  Receivable from fund shares
    sold...........................        1,940           --            --              24,650
                                     -------------   --------------  -------------  -----------
  Total Assets.....................   13,997,647        5,593,536     3,333,818         199,986
                                     -------------   --------------  -------------  -----------
LIABILITIES:
  Due to Hartford Life Insurance
    Company........................        1,939           --            --              24,650
  Payable for fund shares
    purchased......................       --                1,363         3,638           --
                                     ---------------   ------------  -----------      -----------
  Total Liabilities................        1,939            1,363         3,638          24,650
                                     ---------------   ------------  -----------      -----------
  Net Assets (variable life
    insurance contract liabilities)  $13,995,708       $5,592,173    $3,330,180       $ 175,336
                                     ---------------   ------------  -----------      -----------
                                     ---------------   ------------  -----------      -----------
Units Owned by Participants........    6,327,677        1,870,266     1,871,037          97,506
Unit Price.........................  $  2.211824       $ 2.990042    $ 1.779858       $1.798204


SEPARATE ACCOUNT ONE


HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                        MONEY
                                                                        MARKET
                                        BOND FUND       STOCK FUND       FUND
                                       SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                                     ---------------   ------------   ----------
INVESTMENT INCOME:
  Dividends........................    $    98,971     $    80,573     $118,083
EXPENSES:
  Mortality and expense
    undertakings...................        (14,547)        (34,076)     (27,257)
                                     ---------------   ------------   ----------
    Net investment income (loss)...         84,424          46,497       90,826
                                     ---------------   ------------   ----------
  Capital gains income.............         34,954         236,643       --
                                     ---------------   ------------   ----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
    security transactions..........         (2,033)        (20,713)      --
  Net unrealized appreciation
    (depreciation) of investments
    during the period..............       (201,856)       (385,338)      --
                                     ---------------   ------------   ----------
    Net gains (losses) on
      investments..................       (203,889)       (406,051)      --
                                     ---------------   ------------   ----------
    Net increase (decrease) in net
      assets resulting from
      operations...................    $   (84,511)      $(122,911)    $ 90,826
                                     ---------------   ------------   ----------
                                     ---------------   ------------   ----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                          MORTGAGE
                                                         AGGRESSIVE      SECURITIES
                                       ADVISERS FUND     GROWTH FUND        FUND        INDEX FUND
                                        SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                                       -------------   ---------------   ------------   -------------
INVESTMENT INCOME:
  Dividends........................    $    477,325      $   21,435      $   238,675     $     5,060
EXPENSES:
  Mortality and expense
    undertakings...................        (131,503)        (49,731)         (32,249)         (1,856)
                                       -------------   ---------------   ------------   -------------
    Net investment income (loss)...         345,822         (28,296)         206,426           3,204
                                       -------------   ---------------   ------------   -------------
  Capital gains income.............         453,826         485,588           16,717           --
                                       -------------   ---------------   ------------   -------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
    security transactions..........         (25,086)          6,972           (7,377)          3,219
  Net unrealized appreciation
    (depreciation) of investments
    during the period..............      (1,318,233)       (363,873)        (310,572)         (4,499)
                                       -------------   ---------------   ------------   -------------
    Net gains (losses) on
      investments..................      (1,343,319)       (356,901)        (317,949)         (1,280)
                                       -------------   ---------------   ------------   -------------
    Net increase (decrease) in net
      assets resulting from
      operations...................    $   (543,671)     $  100,391      $   (94,806)    $     1,924
                                       -------------   ---------------   ------------   -------------
                                       -------------   ---------------   ------------   -------------


SEPARATE ACCOUNT ONE

HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                        MONEY
                                       BOND FUND       STOCK FUND    MARKET FUND
                                      SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                                    ---------------  -------------   ------------
OPERATIONS:
  Net investment income
    (loss).......................    $   84,424      $   46,497       $   90,826
  Capital gains income...........        34,954         236,643           --
  Net realized gain (loss) on
    security transactions........        (2,033)        (20,713)          --
  Net unrealized appreciation
    (depreciation) of investments
    during the period............      (201,856)       (385,338)          --
                                    ---------------  -------------   ------------
  Net increase (decrease) in
    net assets resulting from
    operations...................       (84,511)       (122,911)          90,826
                                    ---------------  -------------   ------------
UNIT TRANSACTIONS:
  Net transfers..................      (219,456)        107,279          264,281
  Surrenders.....................       (26,377)        (86,467)        (230,770)
  Loan withdrawals...............       (74,506)        (63,052)         (29,062)
  Cost of Insurance..............       (24,983)        (43,091)         (47,718)
                                    ---------------  -------------   ------------
  Net increase (decrease) in
    net assets resulting from
    unit transactions............      (345,322)        (85,331)         (43,269)
                                    ---------------  -------------   ------------
  Total increase (decrease) in
    net assets...................      (429,833)       (208,242)          47,557
NET ASSETS:
  Beginning of period............     1,920,224       3,941,034        3,026,739
                                    ---------------  -------------   ------------
  End of period..................    $1,490,391      $3,732,792       $3,074,296
                                    ---------------  -------------   ------------
                                    ---------------  -------------   ------------

HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                        MONEY
                                       BOND FUND       STOCK FUND    MARKET FUND
                                      SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                                    ---------------   ------------   ------------
OPERATIONS:
  Net investment income
    (loss).......................    $  126,708      $   95,738       $   58,357
  Capital gains income...........         1,935         209,963           --
  Net realized gain (loss) on
    security transactions........         5,021          19,932           --
  Net unrealized appreciation
    (depreciation) of investments
    during the period............        35,813         156,912           --
                                    ---------------  -------------   ------------
  Net increase (decrease) in
    net assets resulting from
    operations...................       169,477         482,545           58,357
                                    ---------------  -------------   ------------
UNIT TRANSACTIONS:
  Net transfers..................        32,877         (18,193)        (101,090)
  Surrenders.....................          (626)       (288,946)        (225,284)
  Loan withdrawals...............       (46,836)       (116,781)         (87,580)
  Cost of Insurance..............       (26,302)        (43,728)         (49,167)
                                    ---------------  -------------   ------------
  Net increase (decrease) in
    net assets resulting from
    unit transactions............       (40,887)       (467,648)        (463,121)
                                    ---------------  -------------   ------------
  Total increase (decrease) in
    net assets...................       128,590          14,897         (404,764)
NET ASSETS:
  Beginning of period............     1,791,634       3,926,137        3,431,503
                                    ---------------  -------------   ------------
  End of period..................    $1,920,224      $3,941,034       $3,026,739
                                    ---------------  -------------   ------------
                                    ---------------  -------------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEPARATE ACCOUNT ONE

HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                       MORTGAGE
                                                    AGGRESSIVE        SECURITIES
                                    ADVISERS FUND   GROWTH FUND          FUND       INDEX FUND
                                    SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT
                                    -------------   -------------    -------------  ------------
OPERATIONS:
  Net investment income
    (loss).......................    $   345,822     $  (28,296)       $ 206,426      $  3,204
  Capital gains income...........        453,826        485,588           16,717         --
  Net realized gain (loss) on
    security transactions........        (25,086)         6,972           (7,377)        3,219
  Net unrealized appreciation
    (depreciation) of investments
    during the period............     (1,318,233)      (363,873)        (310,572)       (4,499)
                                    ---------------  -------------   ------------   ------------
  Net increase (decrease) in
    net assets resulting from
    operations...................       (543,671)       100,391          (94,806)        1,924
                                    ---------------  -------------   ------------   -----------
UNIT TRANSACTIONS:
  Net transfers..................       (102,059)        35,545          (55,220)       (30,371)
  Surrenders.....................       (251,306)       (22,032)        (119,281)        (6,692)
  Loan withdrawals...............       (125,220)       (84,214)        (162,353)        --
  Cost of Insurance..............       (208,377)       (46,505)         (50,108)        (3,635)
                                    ---------------  -------------   ------------   ------------
  Net increase (decrease) in
    net assets resulting from
    unit transactions............       (686,962)      (117,206)        (386,962)       (40,698)
                                    ---------------  -------------   ------------   ------------
  Total increase (decrease) in
    net assets...................     (1,230,633)       (16,815)        (481,768)       (38,774)
NET ASSETS:
  Beginning of period............     15,226,341      5,608,988        3,811,948        214,110
                                    ---------------  -------------   ------------   -----------
  End of period..................    $13,995,708     $5,592,173       $3,330,180       $175,336
                                    ---------------  -------------   ------------   -----------
                                    ---------------  -------------   ------------   -----------


HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                       MORTGAGE
                                                    AGGRESSIVE        SECURITIES
                                    ADVISERS FUND   GROWTH FUND          FUND       INDEX FUND
                                    SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT
                                    -------------   -------------    -------------  ------------
OPERATIONS:
  Net investment income
    (loss).......................    $   463,537     $   80,030        $ 223,489      $  2,594
  Capital gains income...........        458,420         76,048           --             --
  Net realized gain (loss) on
    security transactions........         71,444         48,048           14,391           687
  Net unrealized appreciation
    (depreciation) of investments
    during the period............        625,919        739,705          (25,886)       11,766
                                    ---------------  -------------   ------------   ------------
  Net increase (decrease) in
    net assets resulting from
    operations...................      1,619,320        943,831         211,994         15,047
                                    ---------------  -------------   ------------   -----------
UNIT TRANSACTIONS:
  Net transfers..................       (121,806)       286,850         (146,991)        68,287
  Surrenders.....................       (525,615)       (61,796)        (213,945)          (354)
  Loan withdrawals...............       (333,609)      (140,529)         (77,822)           (52)
  Cost of Insurance..............       (203,898)       (42,891)         (50,815)        (3,204)
                                    ---------------  -------------   ------------   ------------
  Net increase (decrease) in
    net assets resulting from
    unit transactions............     (1,184,928)        41,634         (489,573)        64,677
                                    ---------------  -------------   ------------   ------------
  Total increase (decrease) in
    net assets...................        434,392        985,465         (277,579)        79,724
NET ASSETS:
  Beginning of period............     14,791,949      4,623,523        4,089,527        134,386
                                    ---------------  -------------   ------------   -----------
  End of period..................    $15,226,341     $5,608,988       $3,811,948       $214,110
                                    ---------------  -------------   ------------   -----------
                                    ---------------  -------------   ------------   -----------


SEPARATE ACCOUNT ONE

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1994

1. ORGANIZATION:

    Separate Account One (the Account) is a separate investment account within Hartford Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC.

2. SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date.

    b) SECURITY VALUATION--The investment in shares of the Hartford mutual funds are valued at the closing net asset value per share as determined by the appropriate fund as of December 31, 1994.

    c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

3. ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    a) MORTALITY AND EXPENSE UNDERTAKINGS--The Company, as issuer of variable annuity contracts, provides the mortality and expense undertakings and, with respect to the Account, receives an annual fee of 0.90% of the Account's average daily net assets.

    b) DEDUCTION OF OTHER FEES--In accordance with the terms of the contracts, the Company makes deductions for the cost of insurance, administrative fees, and state premium taxes. These charges are deducted through termination of units of interest from applicable contract owners' accounts.

                            UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                           UNDERTAKING ON INDEMNIFICATION


Article VIII of the By Laws of Hartford Life Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees to the extent consistent with statutory requirements.

Connecticut General Laws Section 33-320a provides for indemnification of officers, directors and employees of a corporation as follows:

b) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, other than an action by or in the right of the corporation, by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred by him, and the person whose legal representative he is, in connection with such proceeding. The corporation shall not so indemnify any such person unless (1) such person, and the person whose legal representative he is, was successful on the merits in the defense of any proceeding referred to in this subsection, or (2) it shall be concluded as provided in subsection (d) of this section that such person, and the person whose legal representative he is, acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, either in the best interests of the corporation or in the best interests of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful, or
      (3) the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the corporation or of another enterprise, which he serves or served at the request of the corporation, the corporation shall only indemnify such person after the court shall have determined, on application as proided in subsection (e) of this section, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he did not reasonably believe to be in the best interests of the corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.


(c) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against reasonable expenses actually incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative he is, is finally adjudged not to have breached his duty to the corporation, or where the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The corporation shall not so indemnify any such person for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

(d) The conclusion provided for in subsection (b) of this section may be reached by any one of the following: (1) The board of directors of the corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (2) independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (3) in the case of any employee or agent who is not an officer or director of the corporation, the corporation's general counsel; or (4) the shareholders of the corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated. Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in subsection
      (e), even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.

(e) Where an application for indemnification or for a conclusion as provided in this section is made to a court, it shall be made to the court in which the proceeding is pending or to the superior court for the judicial district where the principal office of the corporation is located. The application shall be made in such manner and form as may be required by the applicable rules of the court or, in the absence thereof, by direction of the court. The court may also direct the notice be given in such manner as it may require at the expense of the corporation to the shareholders of the corporation and to such other persons as the court may designate. In the case of an application to a court in which a proceeding is pending in which the person seeking indemnification is a party by reason of the fact that he, or the person whose legal representative he is, is or was serving at the request of the corporation as a director, partner, trustee, officer, employee or agent of another enterprise, or as a fiduciary of an employee benefit plan or trust maintained for the benefit of employees of any other enterprise, timely notice of such application shall be given by such person to the corporation.

(f) Expenses which may be indemnifiable under this section incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors upon agreement by or on behalf of the shareholder, director, officer, employee, agent or eligible outside party, or his legal representative, to repay such amount if he is later found not entitled to be indemnified by the corporation as authorized in this section.

(g) A corporation shall not indemnify any shareholder, director, officer, employee, agent or eligible outside party, other than a shareholder, director, officer, employee, agent or eligible outside party who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against judgments, fines, penalties, amounts paid in settlement and expenses to an extent either greater or less than that authorized in this section.
      No provision made a part of the certificate or incorporation, the bylaws, a resolution or shareholders or directors, an agreement, or otherwise on or after October 1, 1982, shall be valid unless consistent with this section. Notwithstanding the foregoing, the corporation may procure insurance providing greater indemnification and may share the premium cost with any shareholder, director, officer, employee, agent or eligible outside party on such basis as may be agreed upon. The rights and remedies provided in this section shall be exclusive."

The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     Part II

                        CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

      The facing sheet.

      The Prospectus consisting of ____ pages.

      The undertaking to file reports.

      The Rule 484 undertaking.

      The signatures.

      Written consents of the following persons:

      (a)  Arthur Andersen LLP, Independent Certified Public Accountants

      (b)  Not applicable.

      The following exhibits:

      1. The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

      A.  (1)     Resolution of Board of Directors of the Company authorizing the Separate Account is incorporated herein by reference to Exhibit A.(l) of this Registration Statement.

          (2)     Not Applicable.

          (3)(c)  Not Applicable.

          (4)     Not Applicable.

          (5) Form of Flexible Premium Variable Life Insurance Contract is incorporated herein by reference to Exhibit A.(5) of Amendment No. 15 to this Registration Statement.

      (6)(a) Charter of Hartford Life Insurance Company is incorporated herein by reference to Exhibit A.(6)(a) of this Registration Statement.

      (6)(b) Bylaws of Hartford Life Insurance Company are incorporated herein by reference to Exhibit A.(6)(b) of this Registration Statement.

      (7)         Not Applicable.

      (8)         Not Applicable.

      (9)         Not Applicable.

      (10) Form of Application for Flexible Premium Variable Life Insurance Contracts is incorporated herein by reference to Exhibit A.(10) of Amendment No. 15 to this Registration Statement.

2.    See Exhibit 1. A.(5) above.

3.    (a)         Not applicable.

      (b)         Not applicable.

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

5.    Not Applicable.

6.    Representation pursuant to 6e-3(T)(b)(13)(iii)(F) is filed herewith as
      Exhibit 6 of this Post-Effective Amendment.

Builder/2-98140

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements pursuant to Rule 485(b) under the Securities Act of 1933 for effectiveness of this Registration Statement and duly caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 14 day of April, 1995.

HARTFORD LIFE INSURANCE COMPANY-
SEPARATE ACCOUNT ONE
     (Registrant)

*By:                                         *By: /s/ Rodney J. Vessels
     --------------------------------------       ---------------------
     Thomas M. Marra, Senior Vice President           Rodney J. Vessels
                                                      Attorney-in-Fact
HARTFORD LIFE INSURANCE COMPANY
     (Depositor)

*By:
     --------------------------------------
     Thomas M. Marra, Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Donald R. Frahm, Chairman and
  Chief Executive Officer, Director*
Bruce D. Gardner, General Counsel
  Corporate Secretary, Director*
Joseph H. Gareau, Executive Vice
  President and Chief Investment
  Officer, Director*
John P. Ginnetti, Senior Vice
  President, Director*
Thomas M. Marra, Senior Vice           *By: /s/ Rodney J. Vessels
  President, Director*                       --------------------
Leonard E. Odell, Jr., Senior                Rodney J. Vessels
  Vice President, Director*                  Attorney-In-Fact
Lowndes A. Smith, President,
  Chief Operating Officer,              Dated: April 14, 1995
  Director*                                   ----------------------
Raymond P. Welnicki, Senior Vice
  President, Director*
Lizabeth H. Zlatkus, Vice President
  Director*
Donald J. Znamierowski, Vice President
  Comptroller, Director*

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
   SCHEDULE I - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN AFFILIATES
                                DECEMBER 31, 1994
                                  (IN MILLIONS)

                                                                                                AMOUNT
                                                                                               SHOWN ON
                                                                                               BALANCE
                    TYPE OF INVESTMENT                                  COST      FAIR VALUE     SHEET
                    ------------------                                ----------  ----------  ----------
FIXED MATURITIES


Bonds

 U.S. Government and government agencies
 and authorities:

 - guaranteed and sponsored                                           $    1,516  $    1,429  $    1,429

 - guaranteed and sponsored - asset backed                                 4,256       3,763       3,763

 States, municipalities and political subdivisions                           148         137         137

 International governments                                                   189         176         176

 Public utilities                                                            531         500         500

 All other corporate                                                       3,717       3,458       3,458

 All other corporate - asset backed                                        2,442       2,350       2,350

 Short-term investments                                                    1,665       1,616       1,616
                                                                          ------      ------      ------

TOTAL FIXED MATURITIES                                                    14,464      13,429      13,429


EQUITY SECURITIES


Common Stocks - industrial, miscellaneous and all other                       76          68          68
                                                                          ------      ------      ------

TOTAL FIXED MATURITIES AND EQUITY SECURITIES                              14,540      13,497      13,497


Policy loans                                                               2,614       2,614       2,614

Mortgage loans                                                               316         316         316

Other investments                                                            103         109         107
                                                                          ------      ------      ------


TOTAL INVESTMENTS                                                     $   17,573  $   16,536  $   16,534
                                                                          ------      ------      ------
                                                                          ------      ------      ------

Note: Fair values for stocks and bonds approximate those quotations published by applicable stock exchanges or are received from other reliable sources. The fair value for short - term investments approximates cost.

         Policy and mortgage loan carrying amounts approximate fair value.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
               SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
                                  (IN MILLIONS)

                                                                                          BENEFITS,       AMORTIZ-
                                                                                           CLAIMS         ATION OF
                                                                                          AND CLAIM       DEFERRED
               DEFERRED        FUTURE          OTHER         PREMIUMS         NET          ADJUST-         POLICY          OTHER
                POLICY         POLICY        POLICYHOL-     AND OTHER     INVESTMENT        MENT          ACQUISI-      INSURANCE
              ACQUISITION     BENEFITS       DER FUNDS     CONSIDERA-       INCOME         EXPENSES         TION         EXPENSES
 SEGMENT         COSTS              *                *        TIONS           (1)             (2)           COSTS           (3)
- -----------   -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
 Year ended
 December 31,
    1994
- --------------

ILAD         $      1,708   $        582   $      4,257   $        492  $         199   $        334   $        137   $         80
AMS                   101            845         10,160             39            750            695              8             48
SPECIALTY               0            463          6,911            569            350            376              0            518
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
             $      1,809   $      1,890   $     21,328   $      1,100   $      1,299   $      1,405   $        145   $        646
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


 Year ended
 December 31,
    1993
- --------------

ILAD         $      1,237   $        428   $      3,535   $        423   $        172    $       249    $        97   $        120
AMS                    97            703          9,026             35            759            662             16             45
SPECIALTY               0            528          5,673            289            136            135              0            272
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
             $      1,334   $      1,659   $     18,234   $        747   $      1,067   $      1,046   $        113   $        437
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


 Year ended
 December 31,
    1992
- -------------

ILAD         $        698   $      1,115   $      1,004   $        178   $        127   $        104   $         49   $         79
AMS                   101            583          8,256             27            743            657              6             51
SPECIALTY               0             46          5,822             54             42             36              0             55
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

             $        799   $      1,744   $     15,082   $        259   $        912   $        797   $         55   $        185
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

(*)  As Restated

(1) Investment income is allocated to the segments based on each segment's share of investable funds or on a direct basis, where applicable, including realized capital gains and losses.

(2) Benefits, claims and claim adjustment expenses includes the increase in liability for future policy benefits and death, disability and other contract benefit payments.

(3) Other insurance expenses are allocated to the segments based on specific identification, where possible, and related activities, including dividends to policyholders.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            SCHEDULE IV - REINSURANCE
                                  (IN MILLIONS)


                                                                                                                   PERCENTAGE
                                                           CEDED TO             ASSUMED                            OF AMOUNT
                                        GROSS                OTHER            FROM OTHER              NET           ASSUMED
                                        AMOUNT             COMPANIES           COMPANIES            AMOUNT           TO NET
                                       ---------           ---------           ---------           ---------        ---------
YEAR ENDED DECEMBER 31, 1994


LIFE INSURANCE IN FORCE              $   136,929         $    87,553         $    35,016         $    84,392            41.5%
                                       ---------           ---------           ---------           ---------

Premiums and other considerations
  ILAD                               $       448         $        71         $       106         $       483            22.0%
  AMS                                         39                   0                   0                  39             0.0%
  Specialty                                  521                 140                 188                 569            33.0%
  Accident and Health                        308                 304                   5                   9            55.6%
                                       ---------           ---------           ---------           ---------
TOTAL                                $     1,316                 515                 299               1,100            27.2%
                                       ---------           ---------           ---------           ---------
                                       ---------           ---------           ---------           ---------


YEAR ENDED DECEMBER 31, 1993

LIFE INSURANCE IN FORCE              $    93,099         $    71,415        $     27,067        $     48,751            55.5%
                                       ---------           ---------           ---------           ---------

Premiums and other considerations
  ILAD                               $       417         $        85        $         91        $        423            21.5%
  AMS                                         25                   0                   0                  25             0.0%
  Specialty                                  386                  97                   0                 289             0.0%
  Accident and Health                        307                 299                   2                  10            20.0%
                                       ---------           ---------           ---------           ---------
TOTAL                                $     1,135         $       481        $         93        $        747            12.4%
                                       ---------           ---------           ---------           ---------
                                       ---------           ---------           ---------           ---------

YEAR ENDED DECEMBER 31, 1992

LIFE INSURANCE IN FORCE              $    44,661         $    64,207         $    51,430         $    31,884           161.3%
                                                                               ---------           ---------

Premiums and other considerations
  ILAD                               $       208         $        71         $        27         $       164            16.5%
  AMS                                         27                   0                   0                  27             0.0%
  Specialty                                  153                  99                   0                  54             0.0%
  Accident and Health                        292                 281                   3                  14            21.4%
                                       ---------           ---------           ---------           ---------
TOTAL                                $       680         $       451         $        30         $       259            37.9%
                                       ---------           ---------           ---------           ---------
                                       ---------           ---------           ---------           ---------